May 9, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tallgrass Energy Partners, LP (the “Company”)
Registration Statement on Form S-1 (File No. 333-187595)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 15,007,500 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 1 p.m. (NYT) on May 13, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 6, 2013, through the date hereof:

Preliminary Prospectus dated May 6, 2013:

12,018 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

BARCLAYS CAPITAL INC.
CITIGROUP GLOBAL MARKETS INC.
As Representatives of the several Underwriters

By: BARCLAYS CAPITAL INC.

By:	/s/ Crystal Simpson
Crystal Simpson
Managing Director

By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Matt Hartman
Matt Hartman
Vice President